UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   ( )  Form 3 Holdings Reported.

   ( )  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Rechkemmer, Michael L.
        W342 S4630 Moraine Hills Drive
        Dousman, WI  53118

   2.   Issuer Name and Ticker or Trading Symbol:

        CIB Marine Bancshares, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 2001

   5.   If Amendment, Date of Original (Month/Year):

        December, 2001

   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner (x) Officer (give title below) ( ) Other (specify below)

        Executive Vice President and Chief Operating Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person




                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                                                                    5.
                                                                                    Amount of
                                                                                    Securities         6.              7.
                      2.                                                            Beneficially       Ownership       Nature of
      1.              Transaction   3.             4.                               Owned at End       Form; Direct    Indirect
      Title of        Date          Transaction    Securities Acquired (A) or       of Issuer's        (D) or          Beneficial
      Security        (Month/Day/   Code           Disposed of (D)                  Fiscal Year        Indirect (I)    Ownership
      (Instr. 3)      Year)         (Instr. 8)     (Instr. 3, 4 and 5)              (Instr. 3 and 4)   (Instr. 4)      (Instr. 4)
      ----------      ----------    -----------    ----------------------------     ----------------   ------------    ----------

                                    Code     V     Amount   (A) or (D)    Price
                                    ----     -     ------   ----------    -----
      Common Stock                                                                        7,500             D

      Common Stock                                                                      3,577.4(1)          I          By ESOP






                               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., Puts, Calls, Warrants, Options, Convertible Securities)



                                                                                                     9.
                                                                                                     Number of 10.
                                                                                                     deriva-   Ownership
                                               5.                                                    tive      Form of   11.
                                               Number of                                             Securi-   Deriva-   Nature
                                               Derivative                                            ties      tive      of
               2.                              Securities                    7.             8.       Benefi-   Security: Indirect
               Conversion            4.        Acquired                      Title and      Price of cially    Direct    Benefi-
   1.          or         3.         Trans-    (A) or      6.                Amount of      Deriva-  Owned at  (D) or    cial
   Title of    Exercise   Transac-   action    Disposed    Date Exercisable  Underlying     tive     End       Indirect  Owner-
   Derivative  Price of   tion Date  Code      of (D)      and Expiration    Securities     Security of Year   (I)       ship
   Security    Derivative (Month/    (Instr.   (Instr. 3,  Date (Month/      (Instr. 3      (Instr.  (Instr.   (Instr.   (Instr.
   (Instr. 3)  Security   Day/Year)  8)        4 or 5)     Day/Year)         and 4)         5)       4)        4)        4)
   ----------  ---------- ---------  -------   ----------- ----------------  -------------- -------- --------  --------- --------
                                                                                     Amount
                                                                                       or
                                                              Date   Expira-         Number
                                                             Exer-    tion            of
                                                (A)    (D)  cisable   Date    Title  Shares
                                               -----  ----- -------  -------  -----  ------
   Employee     $8.50                                         (2)   01/01/05 Common   11,250        11,250    D
   Stock                                                                     Stock
   Option
   (right to
   buy)(2)

   Employee    $10.87                                         (3)   04/25/06 Common    8,700        8,700     D
   Stock                                                                     Stock
   Option
   (right to
   buy)(3)

   Employee    $13.07                                         (4)   02/25/08 Common    5,700        5,700     D
   Stock                                                                     Stock
   Option
   (right to
   buy)(4)

   Employee    $16.23                                         (5)   07/29/09 Common    7,050        7,050     D
   Stock                                                                     Stock
   Option
   (right to
   buy)(5)

   Employee    $18.40                                         (6)   07/27/10 Common   10,190       10,190     D
   Stock                                                                     Stock
   Option
   (right to
   buy)(6)

   Employee    $22.89     11/29/01     A       9,830          (7)   11/29/11 Common    9,830        9,830     D
   Stock                                                                     Stock
   Option
   (right to
   buy)(7)








   Explanation of Responses:

   (1)      Represents shares allocated to the reporting person, at 12/31/01, pursuant to the issuer's ESOP.  The amount reported was amended in July 2002 based upon information received from the ESOP's third party administrator.
   (2)      The employee stock option vests in five equal annual installments which began on January 1, 1996.
   (3)      The employee stock option vests in five equal annual installments which began on April 25, 1997.
   (4)      The employee stock option vests in five equal annual installments which began on February 25, 1999.
   (5)      The employee stock option vests in five equal annual installments which began on July 29, 2000.
   (6)      The employee stock option vests in five equal annual installments which began on July 27, 2001.
   (7)      The employee stock option vests in five equal annual installments beginning on November 29, 2002.


   /s/ Michael L. Rechkemmer           July 10, 2002
   -----------------------------       -------------
   Signature of Reporting Person       Date